UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

THE HALLWOOD GROUP INCORPORATED

(Name of Issuer)

Common Stock, par value $0.10 per Share

(Title of Class of Securities)

406364 30 7

(CUSIP Number)

Anthony J. Gumbiner

3710 Rawlins, Suite 1500

Dallas, Texas 75219

Copy to:

Daryl B. Robertson, Esq.

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202-2799

(214) 468-3371

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 16, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406364 30 7

(1)	Names of Reporting Persons. Hallwood Trust
(2)	Check the Appropriate Box if a Member of a Group. (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only.
(4)	Source of Funds (See Instructions). WC
(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization. Island of Jersey, Channel Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power. 0
	(8)	Shared Voting Power. 1,000 shares of common stock
	(9)	Sole Dispositive Power. 0
	(10)	Shared Dispositive Power. 1,000 shares of common stock
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person. 1,000 shares of common stock
(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent Of Class Represented By Amount In Row (11) 100%
(14)	Type Of Reporting Person (See Instructions) CO

CUSIP No. 406364 30 7

(1)	Names of Reporting Persons. Anthony Joseph Gumbiner
(2)	Check the Appropriate Box if a Member of a Group. (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only.
(4)	Source of Funds (See Instructions). PF
(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization. Great Britain
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power. 0
	(8)	Shared Voting Power. 1,000 shares of common stock
	(9)	Sole Dispositive Power. 0
	(10)	Shared Dispositive Power. 1,000 shares of common stock
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person. 1,000 shares of common stock
(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent Of Class Represented By Amount In Row (11) 100%
(14)	Type Of Reporting Person (See Instructions) IN

Schedule 13D

This Amendment No. 21 to Schedule 13D amends the Schedule 13D (the “Schedule 13D”), filed by Hallwood Trust (formerly the Alpha Trust), a trust formed under the laws of the Island of Jersey, Channel Islands (the “Trust”), and Anthony J. Gumbiner, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”). Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. “No material changes” means no material changes to the response contained in the Schedule 13D previously filed.

Item 1. Security and Issuer.

This Amendment No. 21 to Schedule 13D relates to the Common Stock, par value $0.10 per share (the “Shares”), of The Hallwood Group Incorporated, a Delaware corporation (the “Company”), and amends and supplements all information contained in the Schedule 13D.

Item 2. Identity and Background.

No material changes.

Item 3. Source and Amount of Funds or Other Consideration

No material changes.

Item 4. Purpose of the Transaction

Item 4(a)—(j) is amended to include the following:

The Reporting Persons previously filed Amendment No. 20 to the Schedule 13D.

On May 15, 2014, at a special meeting of the Company’s stockholders, the holders of (i) a majority of the outstanding Shares entitled to vote at the meeting, and (ii) a majority of the outstanding Shares, voting together as a single class, excluding all Shares owned by Hallwood Financial, Merger Sub, Mr. Gumbiner or any of their respective affiliates (other than the Company and its subsidiaries), or by any director, officer or other employee of the Company or any of its subsidiaries, voted to adopt the Merger Agreement.

On May 16, 2014, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, at which time the separate corporate existence of Merger Sub ceased, and the Company continued as the surviving corporation and a wholly owned subsidiary of Hallwood Financial.

At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Excluded Shares and any Dissenting Shares) was converted into the right to receive $12.39 in cash, without interest (the “Merger Consideration”), whereupon all such Shares were automatically cancelled and ceased to exist, and the holders of such Shares ceased to have any rights with respect thereto other than the right to receive the Merger Consideration.

At the Effective Time, the Company became a wholly owned subsidiary of Hallwood Financial with 1,000 shares of common stock issued and outstanding, par value $0.01 per share (the “Surviving Company Shares”).

On May 19, 2014, as a result of the Merger, the Shares ceased trading on the NYSE MKT exchange prior to the open of the market and the Company became eligible for delisting from the NYSE MKT exchange and termination of registration under the Act. On such date, the NYSE MKT filed a Form 25 with the SEC to notify the Securities and Exchange Commission (the “SEC”) of the delisting of the Shares from the NYSE MKT and the deregistration of the Shares.

The Company intends to terminate its reporting obligations under the Act by promptly filing a Certification and Notice of Termination on Form 15 with the SEC. The Company’s obligations to file or furnish certain reports and forms with the SEC will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

As of the date of the filing of this Amendment No. 21 to Schedule 13D, Hallwood Financial has beneficial ownership of, and sole voting and sole dispositive power with respect to, an aggregate of 1,000 shares or 100%, of the Surviving Company Shares. By virtue of the relationships reported under Item 2 of this statement, the Trust and Mr. Gumbiner may be deemed to have shared voting and dispositive power with respect to the Surviving Company Shares owned directly by Hallwood Financial. None of the individuals identified in Item 2, other than Mr. Gumbiner, beneficially own any Surviving Company Shares of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Item 6 is amended and supplemented with the information contained in Item 4 above, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

No material changes.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALLWOOD TRUST

By:	Hallwood Company Limited, Trustee

By:	/s/ Anthony J. Gumbiner
Name:	Anthony J. Gumbiner
Title:	Director

/s/ Anthony J. Gumbiner
Anthony J. Gumbiner

Date: May 19, 2014